UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2002 Commission file number 001-9553
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

VIACOM 401(k) PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN
FINANCIAL STATEMENTS AND EXHIBITS
DECEMBER 31, 2002
INDEX

Pages
Report of Independent Accountants	1
Financial Statements:
Statements of net assets available for benefits at December 31, 2002 and 2001	2
Statement of changes in net assets available for benefits for the year ended December 31, 2002	3
Notes to financial statements	4 - 12
Schedule
Supplemental Schedule:
Schedule of assets held at end of year	H, line 4i
All other schedules are omitted as not applicable or not required.
Signatures	S-2
Exhibits:
23.1 Consent of Independent Accountants
99(a) Certification of member of the Retirement Committee of Viacom Inc. 401(k) Plan, the plan administrator of the Plan, furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(b) Certification of member of the Investments Committee of the Viacom Inc. 401(k) Plan furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Report of Independent Accountants

To the Participants and
Administrator of the
Viacom 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 23, 2003

VIACOM 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2002	2001

Assets
Cash and cash equivalents	$48	$2,786
Investments:
Investments, at fair value	1,095,634	1,236,053
Interest in master trusts	683,503	678,970
Receivables:
Employee contributions	1,889	2,810
Employer contributions	539	1,235
Due from broker for securities sold	327	869
Investment income	12	17

Total Assets	1,781,952	1,922,740

Liabilities
Accrued expenses and other liabilities	297	602

Net assets available for benefits	$1,781,655	$1,922,138

The accompanying notes are an integral part of these financial statements.

VIACOM 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended December 31, 2002

Additions to net assets attributed to:
Contributions:
Employee	$108,618
Employer	31,912
Rollover	6,517
Investment income:
Dividends	2,033
Interest	2,236
Plan Mergers (Note 1):
Transfer from the Viacom Outdoor, Inc. 401(k) Plan	21,236
Transfer from the Viacom Outdoor Group Inc. Savings Investment Plan	9,874
Transfer from the United Paramount Network 401(k) Retirement Savings Plan	2,304

Total additions	184,730

Deductions from net assets attributed to:
Benefits paid to participants	125,277
Plan expenses	2,048
Net depreciation in fair value of investments	186,706
Plan's interest in master trust units investment losses	11,182

Total deductions	325,213

Net decrease	140,483
Net assets available for benefits, beginning of year	1,922,138

Net assets available for benefits, end of year	$1,781,655

The accompanying notes are an integral part of these financial statements.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION

The following is a brief description of the Viacom 401(k) Plan (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan, sponsored by Viacom Inc. (the "Company"), is a defined contribution plan offered on a voluntary basis to substantially all of the Company's employees.

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Part-time, freelance or project-based employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the "Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee appointed by the Company's Board of Directors.

Plan Mergers

Effective April 1, 2002, the net assets of the Viacom Outdoor Group Inc. Savings Investment Plan (formerly known as Transportation Displays Incorporated Savings Investment Plan) and the Viacom Outdoor, Inc. 401(k) Plan (formerly known as Outdoor Systems, Inc. 401(k) Plan) were merged into the Plan.

Effective July 1, 2002 the net assets of the United Paramount Network 401(k) Retirement Savings Plan (the "UPN Plan") were merged into the Plan.

In connection with the change in custodian and plan mergers, participants' accounts in the Viacom Outdoor, Inc. 401 (k) Plan, Viacom Outdoor Group Inc. Savings Investment Plan and the UPN Plan were transferred to funds of the Plan considered to be of similar nature and quality as determined by the Company.

Plan Amendments

Effective February 1, 2002, the Plan was amended to give discretion to the Company's Board of Directors to determine the amount of the employer matching contribution.

Effective April 1, 2002, the Plan was amended to permit participants who are fully vested in their Company matching contributions to reallocate the portion of their account invested in restricted funds to any of the Plan's available investment funds. Prior to this change only participants who attained age 55 with 10 years of service could reallocate the restricted funds, and only to a limited extent.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Investment and Participant Accounts

Mellon Bank, N.A. (the "Trustee") is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee and therefore qualify as a party-in-interest.

Each participant's account is credited with the participant's contributions, the employer matching contributions and the participant's share of the Plan's gains or losses, net of certain plan expenses. Employer matching contributions are initially invested entirely in Viacom Inc. Class B Common Stock. Effective April 1, 2002, fully vested participants can transfer employer matching contributions to any other investment funds offered under the Plan (see "Plan Amendments" in this Note 1 and Note 4). Participant's contributions and gains or losses thereon are participant directed.

Plan participants have the option of investing their contributions or existing account balances among several commingled investment funds and registered investment companies (mutual funds). The Plan also offers investments in a stable value fund and Viacom Company Stock Fund. Participants may also elect to open a self-directed brokerage account ("SDA"). Participants may not contribute directly to the SDA, but may reallocate balances to the SDA from other investment funds except the Viacom INVESCO Stable Value Fund (formerly known as the PRIMCO Stable Value Fund). A participant may reallocate up to 25% of their account balance (net of loans) to the SDA. The initial reallocation to the SDA may not be less than $2,500 and subsequent individual reallocations may not be less than $1,000.

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below. Prior to February 1, 2002, the employer's matching contribution for participants who were in the Plan was equal to (i) 50% of the first 6% of annual compensation contributed on a before-tax basis if prior year base pay was $65,000 or less or (ii) 50% of the first 5% of annual compensation contributed on a before-tax basis if prior year base pay was greater than $65,000. Effective February 1, 2002, the Plan was amended to make the level of employer matching contributions entirely at the discretion of the Company's Board of Directors for all participants in the Plan. Effective February 1, 2002, the Board of Directors set the employer's matching contribution at 50% of the first 5% of before-tax contributions for the following 12 months.

Employer matching contributions are made in the form of Viacom Class B Common Stock. Prior to April 1, 2002, the matching contributions were restricted funds in that they had to remain invested in the Viacom stock fund and only participants who attained age 55 and 10 years of service were permitted to make limited reallocations of their restricted funds. Effective April 1, 2002, fully vested participants can transfer previously restricted balances to any of the other investments offered under the Plan and new employer matching contributions, although made in the form of Viacom Class B Common Stock, are not restricted.

The Code limit of the amount of annual participant contributions that can be made on a before-tax basis was $11,000 for 2002 and $10,500 for 2001. Total compensation considered under the Plan, based on Code limits, may not exceed $200,000 for 2002 and $170,000 for 2001. The Code also limits annual aggregate participant and employer contributions to the lesser of $40,000 or 100% of compensation in 2002 and the lesser of $35,000 or 25% of compensation in 2001. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service. Transition rules primarily relating to vesting apply to participants of plans that were merged into the Plan. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be used to reduce future employer matching contributions and to pay administrative expenses. Employer matching contributions of approximately $1,518,000 were forfeited in 2002. The Company utilized forfeitures in 2002 to pay administrative expenses only. Forfeitures were not used in 2002 to reduce the funding of contributions. As of December 31, 2002 and 2001, the Company had approximately $1,497,000 and $428,400, respectively, available to be used as noted above.

Loans to Participants

Participants may request a loan for up to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is 1% above the annual prime commercial rate (as published in the Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from twelve to sixty months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participants' current investment elections.

The loans outstanding carry interest rates ranging from 5.25% to 12.5% as of December 31, 2002.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants who have been in the Plan or affiliated plans at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, attributable to contributions made before September 1, 2001. Participants who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal, including earnings thereon, attributable to contributions made before September 1, 2001. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon. The Plan limits the number of all of the above withdrawal elections in each calendar year.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan's investment funds. Administrative expenses are paid by the Plan. Certain other administrative expenses, such as legal and accounting fees, may be paid by the Plan using forfeitures as described above.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments.

Viacom Inc. Class A Common Stock and Class B Common Stock and investments with registered investment companies are reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in commingled trust funds, common collective trusts and the Putnam Large Cap Growth Fund is determined by the trustee based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts, separate accounts and synthetic investment contracts held by the Viacom INVESCO Stable Value Fund are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Participant loans are recorded at cost, which approximates fair value. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Interest in Master Trust Units

The Company and certain affiliated companies are party to two master trust agreements (the "Master Trusts") to invest the assets of the Plan as well as affiliated companies' plans. The Master Trusts, consist of units in the Viacom INVESCO Stable Value Fund managed by INVESCO Institutional

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

(N.A.), Inc. and the Putnam Large Cap Growth Fund. Each of these master trust units is a pooled fund maintained exclusively for the Company's Master Trusts. Each participating plan has an undivided interest in the master trust units. The Viacom INVESCO Stable Value Fund invests primarily in benefit-responsive guaranteed and synthetic guaranteed investment contracts. The fair value of a unit of participation in the Viacom INVESCO Stable Value Fund is determined by the Trustee based on the contract value of the underlying investments. The Putnam Large Cap Growth Fund is managed by Putnam Advisory Company, LLC and invests primarily in the common stocks of large U.S. corporations. The fair value of a unit of participation in the Putnam Large Cap Growth Fund is determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the master trust units are allocated daily to the plans investing in the master trust units based on each plan's proportionate interest. Note 6 sets forth the Plan's proportionate interest in the master trust units and certain financial information of the master trust units.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 3 - INVESTMENTS

Individual investments representing 5% or more of the Plan's net assets available for benefits are identified below:

	At December 31,
	2002	2001

Viacom Inc. Class B Common Stock*	$405,536	$445,463
Barclay's S&P 500 Index Fund	$345,869	$453,259
Viacom INVESCO Stable Value Fund master trust unit	$568,988	$522,663
Putnam Large Cap Growth Fund master trust unit	$114,515	$156,307

*
Includes nonparticipant-directed amounts of $12,731 in 2002 and $155,729 in 2001.

During the year ended December 31, 2002 the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated as follows:

Registered investment companies (mutual funds)	$32,631
Common/Collective Trust	117,396
Viacom Inc. Class A and B Common Stock	32,015
Common stocks	4,664

Net depreciation	$186,706

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Employer matching contributions are initially invested entirely in Viacom Inc. Class B Common Stock. Effective April 1, 2002, the Plan was amended and as a result until a participant is fully vested, employer matching contributions are restricted funds in that they have to remain invested in Viacom Inc. Class B Common Stock. A fully vested participant can elect to transfer these contributions out of the Viacom Stock fund into any other investment option. Prior to this date, only participants attaining age 55 and completing 10 years of service, could elect to reallocate each year up to 20% of the value of the restricted funds determined as of the last day of the preceding plan year. The significant decline in non-participant directed investments was principally a result of this policy change.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

Information about the net assets of nonparticipant-directed investments are as follows:

	At December 31,
	2002	2001

Net Assets:
Viacom Inc. Class A Common Stock	$90	$10,622
Viacom Inc. Class B Common Stock	$12,731	$155,729

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 20, 2003, stating that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.

NOTE 6 - INVESTMENT IN MASTER TRUSTS

The value of the Plan's interest in the total investments of the Viacom INVESCO Stable Value Fund Master Trust units was 99.95% at December 31, 2002 and the allocated share of investment income was 99.96% for 2002. The value of the Plan's interest in the INVESCO Stable Value Fund Master Trust units was 99.97% at December 31, 2001.

The value of the Plan's interest in the total investments of the Putnam Large Cap Growth Fund Master Trust units was 99.72% at December 31, 2002 and 99.81% at December 31, 2001. The allocated share of investment income was 99.81% for 2002. See Note 2 for a description of the Master Trusts and Master Trust units.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

The following table presents the investments held by the Master Trusts:

	At December 31,
	2002	2001

INVESCO, at contract value
Synthetic investment contracts	$234,217	$264,707
Separate accounts	297,481	172,253
Guaranteed investment contracts	26,941	76,330
Cash and cash equivalents	10,664	9,580
Putnam, at fair value
Common stocks	109,469	156,548
Registered investment companies	3,400	—
Cash and cash equivalents	1,901	—

Net Investments in Master Trust Units	$684,073	$679,418

Investment income of the Master Trust units is as follows:

Year Ended December 31, 2002

INVESCO
Synthetic investment contracts	$14,778
Separate Accounts	11,659
Guaranteed investment contracts	2,773
Interest income	135
Investment manager fees	(504)
Dividends	718
Putnam
Net depreciation of Putnam Large Cap Growth Fund	(41,687)
Dividends	1,409
Interest income	43
Investment manager fees	(587)

Net Investment Loss	$(11,263)

The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and are valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2002 and 2001, investments in the master trust units at contract value of $569,303,476 and $522,870,282, respectively, had fair values in the aggregate of $599,844,594 and $534,898,721, respectively. The average yield and crediting interest rates were approximately 5% for 2002 and 6% for 2001.

VIACOM 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2002	2001

Net assets available for benefits per the financial statements	$1,781,655	$1,922,138
Amounts allocated to withdrawing participants	(1,817)	(641)

Net assets available for benefits per the Form 5500	$1,779,838	$1,921,497

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2002

Benefits paid to participants per the financial statements	$125,277
Add: Amounts allocated to withdrawing participants at December 31, 2002	1,817
Less: Amounts allocated to withdrawing participants at December 31, 2001	(641)

Benefits paid to participants per the Form 5500	$126,453

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but were not paid as of that date.

NOTE 8 - SUBSEQUENT EVENTS

Effective January 1, 2003, all participants who have attained age 50 before the close of the calendar year shall be able to make catch-up contributions. These contributions will not be treated as matchable contributions and can be made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions is $2,000 in 2003.

SCHEDULE H, Line 4i

VIACOM 401 (k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002
(Dollars in thousands)

	Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost (a)	Current Value
	SELF DIRECTED ACCOUNTS			$16,488
	CORPORATE STOCK - COMMON
*	VIACOM INC CLASS A COMMOM STOCK			9,104
*	VIACOM INC CLASS A COMMON STOCK - NONPARTICIPANT-DIRECTED		$33	90
*	VIACOM INC CLASS B COMMOM STOCK			392,517
*	VIACOM INC CLASS B COMMON STOCK - NONPARTICIPANT-DIRECTED		$10,726	12,731

	TOTAL CORPORATE STOCK - COMMON			414,442
	REGISTERED INVESTMENT COMPANIES
	VANGUARD LIFESTRATEGY CONSERVATIVE GROWTH FUND			10,245
	VANGUARD LIFESTRATEGY GROWTH FUND			16,625
	DFA U.S. SMALL CAP FUND			32,648
	VANGUARD LIFESTRATEGY MODERATE GROWTH FUND			67,301
	FIDELITY MID CAP STOCK FUND			12,145
	MFS NEW DISCOVERY FUND, CLASS A			4,119
	FIDELITY SELECT TECHNOLOGY FUND			5,835
	VANGUARD CALVERT SOCIAL INDEX FUND			558

	TOTAL REGISTERED INVESTMENT COMPANIES			149,476
	COMMON/COLLECTIVE TRUSTS
	CAPITAL GUARDIAN INTL EQUITY FUND			35,663
	BARCLAYS GLOBAL INVESTORS S&P 500 INDEX FUND			345,869
	CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND			2,490
*	MELLON BANK EB AGGREGATE BOND INDEX FUND			50,841
*	MELLON CAPITAL TACTICAL ASSET ALLOCATION FUND			610
*	THE BOSTON COMPANY LARGE CAP VALUE FUND			48,058

	TOTAL COMMON/COLLECTIVE TRUSTS			483,531
	LOANS TO PARTICIPANTS	Various maturities and interest rates ranging from 5.25% to 12.5%		31,697

	GRAND TOTAL			$1,095,634

	(a) Cost for nonparticipant-directed investments only
	* Identified as a party-in-interest to the Plan.

S-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

VIACOM 401(k) PLAN
Date: June 26, 2003	By:	/s/ BARBARA MICKOWSKI
Barbara Mickowski Member of the Retirement Committee

S-2